UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: April 30, 2009
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FORM 12b-25
SEC FILE NUMBER
000-50218
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F	☐ Form 11-K ☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Bekem Metals, Inc.

Full Name of Registrant

n/a

Former Name if Applicable

170 Tchaikovsky Street, 4th Floor

Address of Principal Executive Office (Street and Number)

Almaty, Kazakhstan 050000

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report of the registrant on Form 10-K could not be timely filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Adam R. Cook	801	355-3797
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fiscal years ended December 31, 2008 and 2007 the Company did not earn revenue. The Company is in the exploration stage and does not anticipate earning significant revenue until it commences commercial production.

The Company anticipates that total operating expenses will have increased approximately $15 million, or 64%, during the twelve months ended December 31, 2008. The increase in total operating expenses is primarily attributable to an approximately $8.5 million loss from impairment of property during the 2008 fiscal year which was recognized mainly due to the sharp decline in nickel price during the fiscal year, partially as a consequence of the global financial crisis.

The Company anticipates realizing a net loss of approximately $14.0 million for the year ended December 31, 2008 compared to a net loss of $8.7 million for the year ended December 31, 2007. The Company anticipates net loss per share of approximately $0.11 for the 2008 fiscal year compared to a net loss of $0.07 per share for the 2007 fiscal year.

Bekem Metals, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2009	By	/s/ Yermek Kudabayev
Yermek Kudabayev
Chief Executive Officer